Exhibit 12.1
Kohl's Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2014	2013	2012
Earnings
Income before income taxes	$1,349	$1,404	$1,561
Fixed charges	524	517	509
Less: interest capitalized during period	(2)	(1)	(2)
	$1,871	$1,920	$2,068
Fixed charges
Interest (expensed or capitalized)	$342	$339	$335
Portion of rent expense representative of interest	180	176	172
Amortization of deferred financing fees	2	2	2
	$524	$517	$509
Ratio of earnings to fixed charges	3.6	3.7	4.1